Exhibit 99.1

NOVA Chemicals Corporation
Canadian Operating Center
1000 Seventh Avenue S.W.
Calgary, Alberta
Canada T2P 5C6

www.novachemicals.com
403.750.3600	tel
403.269.7410	fax

Press Release

NOVA Chemicals Announces Short Extension for Closing IPIC Transaction

Pittsburgh, PA (June 30, 2009) — NOVA Chemicals Corporation (“NOVA Chemicals”) announced today that International Petroleum Investment Company (“IPIC”) has agreed with the Investment Review Division of Industry Canada to an extension of its review under the Investment Canada Act of IPIC’s acquisition of NOVA Chemicals until July 6, 2009. NOVA Chemicals expects to close the transaction with IPIC shortly after receipt of the Investment Canada Act approval.

Additionally, NOVA Chemicals and its lenders have agreed to amended financial covenants for the remainder of 2009.

NOVA Chemicals produces plastics and chemicals that are essential to everyday life. Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship. Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson — Vice President, Public and Government Affairs

Tel: 412.490.4166

E-mail: wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chuck Magro — Vice President, Investor Relations

Tel: 412.490.5047

E-mail: magroc@novachem.com

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward-Looking Information:

This news release contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including relating to timing for closing the transaction with IPIC and receipt of regulatory approvals. Forward-looking information can often be identified by forward-looking or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking information.

You are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

These risks include that the completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation certain termination rights available to the parties under the arrangement agreement. The other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the arrangement agreement may exercise their termination rights, in which case the proposed transaction could be modified, restructured or terminated, as applicable. You are cautioned that the list of risks and assumptions set forth or referred to above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in NOVA Chemicals’ public filings with the Canadian and United States securities regulatory authorities, including its most recent annual information form, annual report, management’s discussion and analysis, quarterly reports, and news releases. NOVA Chemicals’ public filings are available through NOVA Chemicals’ website at www.novachemicals.com. Copies of NOVA Chemicals’ Canadian public filings are available on SEDAR at www.sedar.com. NOVA Chemicals’ public filings in the United States, including NOVA Chemicals’ most recent annual report on Form 40-F, as supplemented by its filings on Form 6-K, are available at www.sec.gov. You are further cautioned that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events or filings. The forward-looking information in this news release is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals does not undertake any obligation to update publicly this forward-looking information to reflect new information, subsequent events or otherwise.